BioHarvest Secures New CDMO Contract to Develop Plant-based Fragrance Compound

First CDMO Project to Utilize In-house AI Tools for Discovery of Plant Cell Targets for the Botanical Synthesis Process

Rehovot, Israel - May 21, 2025 - BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV0) (“BioHarvest” or the “Company”), a company pioneering its patented Botanical Synthesis technology platform, today announced that the Company’s Botanical Synthesis CDMO Services division has secured a new contract to develop a plant-based fragrance compound derived from a plant that is under significant threat due to over harvesting and habitat loss. This agreement is with a new commercial partner targeting the multi-billion-dollar fragrance and scents market.

Ahead of the signing of this Stage 1 contract, BioHarvest leveraged its advanced AI-assisted research capabilities to identify the specific plant species most likely to develop into the required cell bank for future efficient  production of the targeted fragrance and scent molecules. Stage 1 of the contract utilizes the Company’s proprietary Botanical Synthesis platform to mirror, magnify and multiply the plant’s targeted cells in petri dishes. A successful outcome of Stage 1 would be a customer decision to advance the compound to Stage 2, which involves production of the compound in liquid media, a necessary step towards potential future volume manufacturing.

The agreement is structured with milestone-based payments and includes a non-disclosure agreement covering Stage 1. This new contract builds on BioHarvest’s growing CDMO portfolio and demonstrates the versatility of its platform to address new verticals, including the multi-billion-dollar fragrance and scents market.

Ilan Sobel, CEO of BioHarvest, commented: “This agreement expands the reach of our Botanical Synthesis platform into the high-value fragrance space, adding to our growing pipeline of pharmaceutical and nutrition-focused CDMO projects. Fragrance compounds like these drive billions in global sales, and  this contract is further validation of BioHarvest’s ability to deliver scalable, high-impact solutions across industries whilst playing an important role in conserving threatened rare plant species and protecting the planet for generations to come. Combined with the strong commercial performance of our nutraceutical division, it is clear that our Botanical Synthesis platform has matured into a transformative technology reshaping access to the world’s most valuable plant-based compounds.”

Dr. Zaki Rakib, Chairman and President of the CDMO Services Division, concluded: “The successful commercialization of these fragrance compounds could represent a breakthrough in how highly sought-after botanical products are produced. Every CDMO engagement strengthens our AI-driven discovery capabilities, and we are excited to launch this Stage 1 partnership with such a respected partner. This marks an exciting first step for BioHarvest into the global fragrance and scents market.”

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and manufacturing organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For the CDMO Services Business Unit, there is no assurance of additional future contracts, and readers are cautioned that increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. There is no assurance that signed research agreements will proceed past a contracted stage, or that a developed molecule or compound will be commercialized. Successful commercialization of any compound developed will be subject to consumer preferences, advertising budgets and other factors affecting market acceptance of new products which are uncertain and cannot be assured.  All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

+1 (949) 259-4987

BHST@mzgroup.us